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                                 UNITED STATES
                      SECURITIES AND EXCHANGES COMMISSION
                                WASHINGTON, D.C.

                            ------------------------

                                   FORM 11-K

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED AUGUST 31, 1999


                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from __________________ to ______________


                         Commission File Number 0-29782
                                                -------


                               WORLD ACCESS, INC.
                          RETIREMENT AND SAVINGS PLAN
                              (Full Title of Plan)


                               WORLD ACCESS, INC.
               (Exact name of issuer as specified in its charter)


945 E. PACES FERRY ROAD, SUITE 2200, ATLANTA, GEORGIA             30326
 (Address of principal executive offices)                       (Zip Code)


Registrant's telephone number, including area code:            (404) 231-2025


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                              REQUIRED INFORMATION

Item 1.     Not applicable.

Item 2.     Not applicable.

Item 3.     Not applicable.

Item 4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA have been included as
            Exhibit 1 hereto.


                                    EXHIBITS

1. Audited financial statements for the World Access, Inc. Retirement and Savings Plan, including statements of net assets available for plan benefits as of August 31, 1999 and 1998 and related statements of changes in net assets available for plan benefits for the years then ended, together with notes and schedules thereto.


2. Consent of Ernst & Young LLP with respect to the financial statements for the World Access, Inc. Retirement and Savings Plan.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the World Access, Inc. Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 19th day of July, 2000.



                                 World Access, Inc.
                                 Retirement and Savings Plan

                                 By: /s/ MARK A. GERGEL
                                    --------------------------------------
                                    Mark A. Gergel
                                    Trustee of the Plan



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